Exhibit 2

News Release

RINKER NET PROFIT UP 37% IN US$ AND 26% IN A$

Rinker Group Limited (“Rinker”) today announced a net profit after tax (PAT) for the half year ended 30 September 2004 (HYES04) of US$208 million (1), up 37%(A$294 million, up 26%) on the previous corresponding period.

Earnings per share (2) (EPS) rose 37% to 22.0 US cents (up 27% in A$ to 31.2 cents).  EPS pre-amortisation of goodwill (2) was up 32% to 24.7 cents (US$) and 22% to 34.9 cents (A$). Earnings per ADR, pre-amortisation of goodwill, were US$2.47.

Directors lifted the interim dividend by one cent (A$), up 17%, to seven cents per ordinary share. The dividend is fully franked and payable on 13 December. The record date is 26 November.

Other highlights:

•                  Trading revenue rose 15% to US$2,134 million (A$3,021 million, up 7%).

•                  Profit from ordinary activities before interest and tax (EBIT) (3) was US$346 million, up 34% (A$490 million, up 24%).

•                  EBIT before amortisation of goodwill (EBITA) (4) was US$374 million, up 31% (A$530 million, up 21%).

•                  Return on equity (ROE) (5) was 14.9% in US$, up from 12.2% (14.8% in A$, up from 13.3%).  ROE before goodwill amortisation (5) was 17.0% in US$, up from 14.7%(16.9% in A$, up from 16.1%).

•                  Return on funds employed (ROFE) (6) was up again in US$ to 20.2% for the year to September 2004, from 15.7% in the previous corresponding period. (A$ ROFE was 20.1%, up from 17.2%). ROFE increased in every segment.

EBITDA (3) margins improved strongly in both the US subsidiary Rinker Materials Corporation, up 1.6 percentage points to 22.6%, and the Australian subsidiary Readymix, up 3.0 pp to 20.9%. The Group EBITDA margin was 22.0%, up 1.8 pp.

Cash generation increased further. Free cash flow (7) was US$219 million, up 7%(A$310 million, up 2%). Capital expenditure rose due to additional investment in new plants, and working capital increased to cover higher raw material inventory costs.

Key features of the result were:

•                  Prices rose for most products across the US and Australia. The increases, together with operational efficiency savings, more than offset cost escalation in raw materials, fuel, power and freight.

•                  Volumes were higher in most businesses as strong construction activity levels continued in both the US and Australia.

•                  Profitability of the US concrete pipe business lifted sharply as economic conditions improved across most states.

•                  The Florida operations were impacted by four hurricanes during the second quarter – the first time since records began in 1851 that four hurricanes have hit the state within a single season.

Rinker Group Limited     ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Rinker’s financial position continued to strengthen. Gearing (8)(net debt/net debt + equity) was 17.5%, down from 20.9% at end March 2004. Net debt/equity (8) was 21.2%, from 26.4%.  Net debt (9) was US$502 million, down from US$601 million at 31 March 2004, while interest cover (10) was 17.3 times, up from 11.5 times (in US$).

Financial results summary for the half year ended September 2004

Measure	Result in US$			Change		Result in A$			Change
Trading revenue	US$	2,134	m	15%		A$	3,021	m	7%
EBIT	US$	346	m	34%		A$	490	m	24%
EBITDA (3)	US$	469	m	26%		A$	664	m	16%
PAT	US$	208	m	37%		A$	294	m	26%
Free cash flow	US$	219	m	7%		A$	310	m	2%
ROFE	20.2%			4.5	pp	20.1%			2.9	pp

Rinker Chief Executive David Clarke said the result reflected intensive efforts by Rinker’s people to offset significant cost increases with price gains and improved operational efficiency.

“The result also demonstrates the ongoing strength of our key geographic markets, which continue to see high levels of construction activity,” he said. “Acquisitions remained scarce within the US heavy building materials sector, but Rinker’s base business continues to perform well, enabling us to comfortably maintain the strong and consistent growth we have seen for a number of years.”

“Rinker Materials in the US has delivered consistent, compound average growth of 13% p.a. in sales and 20% p.a. in EBITDA since 1998,” he said.  “For the Rinker group, pro-forma data shows consistent compound US$ sales growth of 11% p.a. over the past five years and 15% p.a. EBITDA growth.”

Business results

Rinker Materials (US) Sales were US$1,652 million, up 13%.  EBITDA was up 21% to US$374 million.  EBIT rose 31% to US$273 million.  US$ return on funds employed (ROFE) was 20.7%, up strongly from 16.4%.  All segments delivered higher revenue and profits.

The Florida and Arizona operations performed particularly well, supported by strong markets. The concrete pipe recovery continued as volumes and profit improved further in the second quarter.

•                  Aggregates EBITDA was up 11% to US$124 million.  Average prices and volumes each rose almost 5%.

•                  Concrete, block & asphalt EBITDA was US$110 million, up 36%.  Concrete and block prices and volumes rose more than 5%. Phoenix concrete prices were up 6%.

•                  Cement EBITDA was US$59 million, up 2%.  Volumes fell 3% as bulk deliveries to other major producers returned to more normal levels and shipping shortages restricted imports.  Prices rose US$5 a ton in July.  Ocean freight costs are up significantly.

•                  Concrete pipe EBITDA was US$63 million, up 25%.  Volumes rose 9%.  Higher prices and operational improvement cost savings helped offset steep increases in steel - a major input cost.

•                  Other businesses (polypipe, gypsum distribution, prestress concrete and unallocated corporate costs) EBITDA was US$17 million, up from US$7 million in HYES03 (which included a US$10 million writedown for prestress).

US put-in-place construction activity rose 3.9% during HYES04 relative to HYES03, with residential up 10.5%, commercial (non residential) down 2.2% and non-building/infrastructure down 11.1%  (Source: Dodge).

Readymix (Australia) Higher volumes, cost savings and price increases helped lift revenue 15% to A$682 million, and EBITDA 34% to A$142 million. EBIT was A$110 million, up 35%.  ROFE (A$) rose further to 20.4%, from 15.8% in the prior year and 11.1% in HYES02.

Concrete prices were 4% above the previous year and aggregate prices were up strongly.  Average concrete pipe prices declined marginally based on mix and competitive pressures, but pipe’s profit contribution increased.  Volumes were up strongly in all businesses. China concrete prices fell as the economy slowed.

Work continued on delivering synergy benefits from the Cement Australia merger. Cement prices increased in October to recoup higher costs. The Emoleum asphalt joint venture improved under new management and stronger markets.

Australian construction activity rose 6.4% during HYES04, relative to the previous corresponding period. Housing was up 7.8%, commercial up 8.3% and engineering/infrastructure up 3.4%. (Source: ABS and BIS Shrapnel).

Second quarter results

Net profit after tax for the three months ended 30 September 2004 was US$112 million, up 35% (A$160 million, up 26%) on the previous corresponding quarter.  EPS (11) rose 35% to 11.9 US cents (16.9 Australian cents, up 26%).  Earnings per ADR were US$1.19.  Sales rose 11% to US$1,076 million (A$1,527 million, up 4%), while EBITDA (3) rose 27% to US$246 million (A$349 million, up 18%).

Rinker Materials US$ sales were up 10%, while EBITDA (3) rose 24%. EBIT rose 34%. Sales and profits improved in all segments:

•      Aggregate sales rose 6% while EBITDA was up 11%, despite lower volumes due to the hurricanes.

•      Cement sales were up 2% while EBITDA was up 1%.  Volumes were down due to the resumption of more normal levels of bulk sales to trading partners, shipping shortages impacting imports, and lower demand due to the hurricanes.

•      Concrete, block and asphalt sales rose 11%, with EBITDA up 30%, due to higher volumes, efficiency savings and price increases.

•      Concrete pipe sales were up 15% and EBITDA up 30% despite sharply higher steel costs. Operational cost savings and volumes up 10% assisted unit costs. Price recovery continued.

Hurricane damage to the Florida operations during the quarter is estimated at US$2 million property damage, with some further impact - due to trading interruptions - difficult to estimate. Demand returned strongly in October, after the hurricanes.

Readymix A$ sales were up 9%, while EBITDA rose 31% on the prior result.  Australian concrete prices were up by more than 4% and volumes were higher despite a slowing of residential demand.

Overview and Strategy

“Rinker has performed very satisfactorily in its first 18 months as a separate company,” said Mr Clarke.  “We are achieving our objective of delivering returns in the top quartile of the global heavy building materials sector.”

The group continued to build on its strong market positions in high population growth regions such as Florida and Arizona.  The performance of the base business in these areas, together with Readymix in Australia, underpinned Rinker’s strong growth.

“Our largest-ever acquisition, made in September 2002 for US$540 million, is now fully integrated into Rinker Materials and continues to improve,” said Mr Clarke. “Efforts to lift the performance of the US concrete pipe business are also producing results, and the outlook is positive.

“Despite sharply higher costs across the group, we have been able to offset their impact with price increases and operational improvement initiatives.”

Mr Clarke said directors were pleased that the strong performance of the group had enabled them to increase the dividend by 17%, in addition to the 14% increase in the final dividend announced in May. Both dividends were fully franked and Rinker expects to maintain full franking of dividends at current levels.

The number of available acquisitions within the US heavy building materials industry remained low, but Rinker is optimistic that the volume will pick up.

“Rinker’s solid financial position and strong cashflows will enable us to capitalise on value-adding acquisitions as they eventuate. In the meantime, we continue to make low risk investments in new plant and equipment, expanding in fast-growing areas adjacent to existing markets.”

Capital expenditure (7) during the half year totalled US$151 million (A$214 million). Development capex, including acquisitions, was US$63 million. This included work on nine new concrete and block plants in the US, along with two plant expansions and more than 50 new trucks to help service customer needs.  In Australia, we invested in two concrete plant upgrades, new concrete trucks and quarry reserves.  Acquisitions included Loven Concrete in Tennessee, the RMC concrete business in the Florida Panhandle and small acquisitions in Portland, Oregon and in Australia.

Outlook for the second half

Rinker expects construction activity levels to continue at high levels in both the US and Australia.

In the US, construction activity remains strong in Rinker Materials’ major states – Florida, Arizona and Nevada.  Tennessee and Washington state are slowly improving after three years of slowdown.  In non-residential or commercial construction, there is increasing anecdotal evidence of a pick up, albeit slow, in Rinker Materials’ markets.

Debate continues on the federal road bill.  The industry expects it to finish up around 30% above the previous bill, TEA-21, delivering compound growth of around 4% a year to underpin construction activity until 2009.

Housing activity is strong in Florida and Arizona, with no sign of a decline.  Some slowing is evident in Las Vegas.  Low interest rates, improving employment and low housing inventories are all positive for the sector.

In Australia, BIS Shrapnel’s construction activity forecast (as at 11 November) for the year to March 2005 is for a 3.1% increase overall, with engineering up 4.2%, non-residential/commercial up 4.0% and residential up 1.6%. Readymix profit is expected to grow slightly ahead of construction activity levels during the second half, coming on top of the very strong growth reported in the previous corresponding half year (HYES03).

Costs are a key focus. Steel and other raw materials, fuel, freight and power have all increased significantly over the past 12 months and further increases are scheduled. The challenge remains to offset the cost increases with price rises and other savings and efficiency gains.  This is critical to maintaining margins.  Rinker Materials has announced price increases for January 1 and Readymix expects higher prices for the next fiscal year.

“Our expectations for the full year result are that we will deliver around 20% growth in trading EBIT for Readymix, in A$, and around 30% for Rinker Materials, in US$, which is an upgrade on our previous guidance.”

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

(1)         Rinker’s operating subsidiaries (Rinker Materials Corporation in the US and Readymix in Australia and China) each generate all revenue and incur all costs in their local currency.  As a result, directors believe their performance is best measured in their local currency.  At the group level, Rinker Materials Corporation represents around 80% of earnings. As a result, US$ performance represents the most appropriate measure of Rinker performance and value.

(2)                                 Reconciliation of Earnings per share for the half year ended 30 September 2004

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	US$ million		A$ million
Half year ended 30 September	2004	2003	2004	2003
Net profit attributable to members of Rinker Group Limited	207.6	151.8	293.8	232.8
Weighted average number of shares outstanding (million)	943.0	944.7	943.0	944.7
Earnings per share (cents)	22.0	16.1	31.2	24.6

Earnings per share pre-amortisation of goodwill represents Net profit attributable to members of Rinker Group Limited excluding goodwill amortisation divided by the weighted average number of shares outstanding.

	US$ million		A$ million
Half year ended 30 September	2004	2003	2004	2003
Net profit attributable to members of Rinker Group Limited	207.6	151.8	293.8	232.8
Add back goodwill amortisation (after tax)	24.9	25.0	35.3	38.4
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	232.5	176.8	329.1	271.2
Weighted average number of shares outstanding (million)	943.0	944.7	943.0	944.7
Earnings per share pre-amortisation of goodwill (cents)	24.7	18.7	34.9	28.7

(3)                                 Reconciliation of EBIT and EBITDA for the half year ended 30 September 2004

EBIT represents profit on ordinary activities before finance and income tax.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	6 months YTD
	US$ million			A$ million
	Sept ‘04	Sept ‘03	Variance	Sept ‘04	Sept ‘03	Variance
	6 months	6 months	%	6 months	6 months	%

Segment Revenue
Aggregate	455	406	12%	644	623	3%
Cement	196	184	7%	278	283	(2)%
Concrete, block, asphalt	796	694	15%	1,128	1,064	6%
Concrete pipe and products	254	227	12%	359	349	3%
Other	225	205	10%	318	314	1%
Eliminations	(274)	(254)	8%	(388)	(390)	—
Rinker Materials	1,652	1,462	13%	2,339	2,243	4%
Readymix	482	386	25%	682	593	15%
Consolidated Rinker group	2,134	1,848	15%	3,021	2,836	7%

Segment EBIT
Aggregate	88.0	77.5	14%	124.6	118.8	5%
Cement	48.5	47.4	2%	68.7	72.7	(6)%
Concrete, block, asphalt	80.6	54.1	49%	114.3	83.2	37%
Concrete pipe and products	47.7	34.5	38%	67.4	53.0	27%
Other	8.4	(5.0)	n/a	11.8	(7.5)	n/a
Rinker Materials	273.2	208.5	31%	386.8	320.2	21%
Readymix	77.7	52.9	47%	109.9	81.3	35%
Corporate	(5.0)	(3.8)	(32)%	(7.1)	(5.9)	(20)%
Consolidated Rinker group	345.9	257.6	34%	489.6	395.6	24%

Segment DA
Aggregate	36.4	34.1	7%	51.6	52.3	(1)%
Cement	10.8	10.6	2%	15.2	16.4	(7)%
Concrete, block, asphalt	29.1	26.8	9%	41.2	41.1	—
Concrete pipe and products	15.6	16.1	(3)%	22.0	24.7	(11)%
Other	8.4	11.6	(28)%	12.0	17.8	(33)%
Rinker Materials	100.3	99.2	1%	142.0	152.3	(7)%
Readymix	22.9	16.0	43%	32.4	24.8	31%
Corporate	0.2	—	n/a	0.3	—	n/a
Consolidated Rinker group	123.4	115.2	7%	174.7	177.1	(1)%

Segment EBITDA
Aggregate	124.4	111.6	11%	176.2	171.1	3%
Cement	59.3	58.0	2%	83.9	89.1	(6)%
Concrete, block, asphalt	109.7	80.9	36%	155.5	124.3	25%
Concrete pipe and products	63.3	50.6	25%	89.4	77.7	15%
Other	16.8	6.6	n/a	23.8	10.3	n/a
Rinker Materials	373.5	307.7	21%	528.8	472.5	12%
Readymix	100.6	68.9	46%	142.3	106.1	34%
Corporate	(4.8)	(3.8)	(26)%	(6.8)	(5.9)	(15)%
Consolidated Rinker group	469.3	372.8	26%	664.3	572.7	16%

Reconciliation of EBIT and EBITDA for the quarter ended 30 September 2004

EBIT represents profit on ordinary activities before finance and income tax.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	September Quarter
	US$ million			A$ million
	Sept ‘04 Qtr	Sept ‘03 Qtr	Variance %	Sept ‘04 Qtr	Sept ‘03 Qtr	Variance %

Segment Revenue
Aggregate	226	213	6%	321	324	(1)%
Cement	95	93	2%	135	142	(5)%
Concrete, block, asphalt	402	362	11%	570	552	3%
Concrete pipe and products	133	116	15%	189	177	7%
Other	107	105	2%	152	160	(5)%
Eliminations	(134)	(132)	2%	(190)	(201)	(5)%
Rinker Materials	830	757	10%	1,178	1,153	2%
Readymix	246	210	17%	349	321	9%
Consolidated Rinker group	1,076	967	11%	1,527	1,474	4%

Segment EBIT
Aggregate	44.8	39.3	14%	63.5	59.8	6%
Cement	24.8	24.4	2%	35.2	37.2	(5)%
Concrete, block, asphalt	41.8	30.1	39%	59.5	46.0	29%
Concrete pipe and products	27.1	18.6	46%	38.4	28.4	35%
Other	5.2	(5.1)	n/a	7.4	(7.5)	n/a
Rinker Materials	143.6	107.4	34%	204.0	163.9	24%
Readymix	41.7	30.0	39%	58.9	45.8	29%
Corporate	(2.8)	(2.5)	(12)%	(3.9)	(3.8)	(3)%
Consolidated Rinker group	182.5	134.9	35%	259.0	205.9	26%

Segment DA
Aggregate	18.3	17.3	6%	26.0	26.4	(2)%
Cement	5.4	5.3	2%	7.6	8.1	(6)%
Concrete, block, asphalt	14.9	13.5	10%	21.2	20.6	3%
Concrete pipe and products	7.8	8.0	(3)%	11.0	12.3	(11)%
Other	4.3	5.6	(23)%	6.0	8.6	(30)%
Rinker Materials	50.6	49.8	2%	71.8	75.9	(5)%
Readymix	12.5	8.3	51%	17.7	12.7	39%
Corporate	0.1	—	n/a	0.1	—	n/a
Consolidated Rinker group	63.2	58.1	9%	89.6	88.7	1%

Segment EBITDA
Aggregate	63.1	56.6	11%	89.5	86.2	4%
Cement	30.2	29.8	1%	42.8	45.4	(6)%
Concrete, block, asphalt	56.7	43.6	30%	80.6	66.6	21%
Concrete pipe and products	34.8	26.7	30%	49.4	40.6	22%
Other	9.4	0.6	n/a	13.4	1.1	n/a
Rinker Materials	194.3	157.2	24%	275.8	239.9	15%
Readymix	54.1	38.3	41%	76.5	58.5	31%
Corporate	(2.7)	(2.5)	(8)%	(3.8)	(3.8)	—
Consolidated Rinker group	245.7	193.0	27%	348.6	294.6	18%

(4)         Reconciliation of EBIT before amortisation of goodwill

EBIT before amortisation of goodwill (EBITA) represents EBIT excluding goodwill amortisation charges.

	US$ million		A$ million
Half year ended 30 September	2004	2003	2004	2003
EBIT	345.9	257.6	489.6	395.6
Goodwill amortisation (before tax)	28.3	28.3	40.0	43.4
EBITA	374.2	285.9	529.6	439.0

(5)         Reconciliation of Return on Equity (ROE)

Return on equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

Return on equity prior to goodwill amortisation is calculated by excluding goodwill amortisation from Net Profit attributable to members of Rinker Group Limited.

	US$ million		A$ million
Year ended 30 September	2004	2003	2004	2003
Net profit attributable to members of Rinker Group Limited	351.4	255.0	487.8	410.3
Equity attributable to members of Rinker Group Limited	2,359.8	2,076.9	3,292.5	3,072.8
ROE	14.9%	12.2%	14.8%	13.3%
Goodwill amortisation (after tax)	50.7	51.0	70.1	83.4
Net profit attributable to members of Rinker Group Limited	351.4	255.0	487.8	410.3
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	402.1	306.0	557.9	493.7
ROE pre-amortisation of goodwill	17.0%	14.7%	16.9%	16.1%

(6)         Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

US$ million Year ended 30 September	EBIT 2004	Funds Employed 2004	ROFE 2004	EBIT 2003	Funds Employed 2003	ROFE 2003
Aggregates	148.6	784.2	18.9%	125.1	782.1	16.0%
Cement	96.6	331.9	29.1%	92.4	361.0	25.6%
Concrete, block, asphalt	142.9	629.4	22.7%	102.9	612.7	16.8%
Concrete pipe and products	66.3	349.5	19.0%	53.3	362.5	14.7%
Other	2.1	109.1	1.9%	(8.0)	114.2	(7.0)%
Total Rinker Materials	456.5	2,204.1	20.7%	365.7	2,232.5	16.4%
Readymix	134.9	657.3	20.5%	88.3	607.0	14.5%
Corporate	(10.4)	10.9	n/a	(7.8)	(1.1)	n/a
Consolidated Rinker group	581.0	2,872.3	20.2%	446.2	2,838.4	15.7%

A$ million Year ended 30 September	EBIT 2004	Funds Employed 2004	ROFE 2004	EBIT 2003	Funds Employed 2003	ROFE 2003
Aggregates	206.8	1,094.2	18.9%	201.7	1,157.2	17.4%
Cement	133.6	463.1	28.8%	150.5	534.0	28.2%
Concrete, block, asphalt	198.0	878.2	22.5%	167.4	906.6	18.5%
Concrete pipe and products	93.0	487.7	19.1%	85.9	536.2	16.0%
Other	3.2	152.1	2.2%	(12.8)	169.0	(7.6)%
Total Rinker Materials	634.6	3,075.3	20.6%	592.7	3,303.0	17.9%
Readymix	186.9	917.2	20.4%	142.2	898.1	15.8%
Corporate	(14.2)	15.2	n/a	(12.6)	(1.7)	n/a
Consolidated Rinker group	807.3	4,007.7	20.1%	722.3	4,199.4	17.2%

(7)         Reconciliation of Free cash flow

Free cash flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment and (2) interest paid.

	US$ million		A$ million
Half year ended 30 September	2004	2003	2004	2003
Operating profit before finance and tax	345.9	257.6	489.6	395.6
Depreciation and amortisation	123.4	115.2	174.7	177.1
Net income tax (paid) refunded	(12.9)	3.2	(18.2)	5.0
Change in working capital	(105.5)	(63.0)	(147.7)	(102.5)
Profit/loss on asset sales/non trade	(0.1)	3.8	(0.2)	5.6
Interest received	6.9	3.2	9.8	4.9
Other	(26.5)	(4.1)	(37.6)	(11.6)
Net Cash from operating activities	331.2	315.9	470.4	474.1
Operating capital expenditure	(87.6)	(86.4)	(124.7)	(131.6)
Interest paid	(25.0)	(25.7)	(35.6)	(39.0)
Free Cash Flow	218.6	203.8	310.1	303.5

Capital expenditure summary:
Operating capital expenditure	(87.6)	(86.4)	(124.7)	(131.6)
Development capital expenditure	(42.9)	(16.4)	(60.5)	(26.5)
Total purchase of property plant and equipment	(130.5)	(102.8)	(185.2)	(158.1)
Purchase of businesses	(20.5)	(11.1)	(28.6)	(15.7)
Total capital expenditure	(151.0)	(113.9)	(213.8)	(173.8)

(8)         Reconciliation of gearing/leverage

Gearing/leverage represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity.

	US$ million			A$ million
As at	30 Sept 2004	31 March 2004	30 Sept 2003	30 Sept 2004	31 March 2004	30 Sept 2003
Net debt	501.8	601.3	770.0	700.0	796.1	1,139.2
Equity	2,366.5	2,280.6	2,082.8	3,301.9	3,019.8	3,081.6
Gearing/leverage (net debt/ equity)	21.2%	26.4%	37.0%	21.2%	26.4%	37.0%
Gearing/leverage (net debt/net debt plus equity)	17.5%	20.9%	27.0%	17.5%	20.9%	27.0%

(9)         Reconciliation of Net debt

Net debt represents current and non-current interest-bearing liabilities less cash assets.

	US$ million			A$ million
As at	30 Sept 2004	31 March 2004	30 Sept 2003	30 Sept 2004	31 March 2004	30 Sept 2003
Current interest-bearing liabilities	256.0	17.4	10.0	357.2	23.0	14.8
Non-current interest-bearing liabilities	685.2	912.4	998.4	956.0	1,208.2	1,477.1
Less: cash assets	(439.4)	(328.5)	(238.4)	(613.2)	(435.1)	(352.7)
Net debt	501.8	601.3	770.0	700.0	796.1	1,139.2

(10)                          Reconciliation of EBIT Interest Cover

EBIT interest cover represents EBIT divided by net interest expense.

Net interest expense represents interest expense less interest income.

	US$ million		A$ million
Year ended	30 Sept 2004	31 March 2004	30 Sept 2004	31 March 2004
Interest expense	49.6	54.6	68.5	78.9
Interest income	(16.1)	(11.7)	(22.2)	(16.4)
Net interest expense	33.5	42.9	46.3	62.5
EBIT (for last 12 months)	581.0	492.7	807.3	713.3
EBIT Interest Cover (times)	1x7.3	11.5	17.4	11.4

(11)                          Reconciliation of Earnings per share for the quarter ended 30 September 2004

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	US$ million		A$ million
Quarter ended 30 September	2004	2003	2004	2003
Net profit attributable to members of Rinker Group Limited	112.4	83.0	159.5	126.5
Weighted average number of shares outstanding (million)	941.5	944.8	941.5	944.8
Earnings per share (cents)	11.9	8.8	16.9	13.4

For further information, please call David Clarke or Debra Stirling on 61 2 9412 6680 or 0419 476 546 (international + 61 419 476 546)

16 November 2004	RIN 07-05